EXHIBIT 99
To Form 3

Name and Address of Reporting Person:          Jay L. Schottenstein
                                               Schottenstein Stores Corporation
                                               1800 Moler Road
                                               Columbus, OH  43209

Issuer Name and Ticker or Trading Symbol:      DSW Inc. (DSW)


FOOTNOTES:

(1) The amount reported includes 27,702,667 Class B Common Shares held by Retail Ventures, Inc., or Retail Ventures, as of June 29, 2005. As of April 30, 2005, Schottenstein Stores Corporation, or SSC, held approximately 48.2% on a fully diluted basis of the outstanding common shares of Retail Ventures, including warrants convertible into 1,388,752 common shares of Retail Ventures and a subordinated convertible loan in the principal amount of $37,500,000 convertible into 8,333,333 common shares of Retail Ventures. As of April 30, 2005, Jay L. Schottenstein beneficially owned approximately 78.4% of the common shares of SSC. In addition, Mr. Schottenstein was also the sole beneficial owner of 144,000 Retail Ventures common shares and held 52,500 Retail Ventures common shares through Glosser Brothers Acquisition, Inc., or GBA, of which Mr. Schottenstein was Chairman of the Board, President, a director and a trustee or co-trustee of family trusts that own 100% of the stock of GBA. Mr. Schottenstein has voting and investment power as co-trustee of a family trust that owns 30,000 Retail Ventures common shares, and is one of five trustees of a foundation that owns 67,944 Retail Ventures common shares. Mr. Schottenstein also held options convertible into 50,000 Retail Ventures common shares. By virtue of his direct ownership interests in SSC and Retail Ventures, Mr. Schottenstein may be deemed to beneficially own the DSW Class B Common Shares owned by Retail Ventures. Mr. Schottenstein disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2) The warrants shall be exercisable for DSW Class A Common Shares as of July 5, 2005.

(3) On July 5, 2005, Retail Ventures will amend its outstanding warrants and the convertible loan referred to in footnote (1) above held by SSC to provide SSC the right, from time to time, in whole or in part, to (i) acquire Retail Ventures common shares at the then current conversion price of the warrants (subject to the existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold to the public in DSW's initial public offering, or IPO (subject to anti-dilution provisions similar to those in the existing warrants), or (iii) acquire a combination thereof. Given the exercise price per share of $19.00, SSC would receive 328,915 Class A Common Shares if they exercised those warrants exclusively for DSW Common Shares. Although Retail Ventures does not intend or plan to undertake a spin-off of DSW Common Shares to Retail Ventures shareholders, in the event that Retail Ventures effects a spin-off of its DSW Common Shares to its shareholders in the future, SSC will receive the same number of DSW Common Shares that it would have received had it exercised its warrants in full for Retail Ventures common shares immediately prior to the record date of the spin-off, without regard to any limitation on exercise contained in the warrants. Following the completion of any such spin-off, the warrants will be exercisable solely for Retail Ventures common shares.

(4) As of April 30, 2005, Jay L. Schottenstein beneficially owned approximately 78.4% of the common shares of SSC. By virtue of his direct ownership interest in SSC, Mr. Schottenstein may be deemed to beneficially own the DSW Class A Common Shares issuable to SSC upon exercise of the warrants described in footnotes (3) and (6).

(5) The later of June 11, 2007 and the repayment in full of obligations under a $75 million loan agreement under which Retail Ventures is a guarantor.

(6) On July 5, 2005, Retail Ventures will issue new warrants to SSC under which SSC will have the right, from time to time, in whole or in part, to (i) acquire Retail Ventures common shares at the conversion price referred to in a convertible loan to which it is party (subject to existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of the shares sold to the public in the IPO (subject to anti-dilution provisions similar to those in the existing warrants) or (iii) acquire a combination thereof. Although Retail Ventures does not intend or plan to undertake a spin-off of DSW Common Shares to Retail Ventures shareholders, in the event that Retail Ventures effects a spin-off of its DSW Common Shares to its shareholders in the future, the holders of outstanding unexercised warrants will receive the same number of DSW Common Shares that they would have received had they exercised their warrants in full for Retail Ventures common shares immediately prior to the record date of the spin-off, without regard to any limitation on exercise contained in the warrants. Following the completion of any such spin-off, the warrants will be exercisable solely for Retail Ventures common shares.

SSC may acquire, upon exercise of the warrants in full, an aggregate number of Class A Common Shares of DSW from Retail Ventures which, at the price of shares sold in the IPO, have a value equal to $75 million. Given the exercise price of $19.00 per share, SSC would receive 1,973,684 Class A Common Shares if it exercised its warrants exclusively for DSW Common Shares.